EXHIBIT 99.3
News Release
Communiqué de Pressee

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Nigeria: Launch of OML 58 Upgrade Project
Paris, October 30, 2008 - Total announces that its subsidiary Total E&P Nigeria Limited (TEPNG), operator of the NNPC/TEPNG joint venture with a 40% interest, has launched the OML 58 upgrade project. Nigerian National Petroleum Corporation (NNPC) owns the remaining 60% interest of the joint venture. OML 58 is located onshore Nigeria (Rivers States), approximately 85 kilometres North West of Port Harcourt in the Niger Delta.
The OML 58 Obite gas treatment plant has been on stream since December 1999. The OML 58 upgrade is designed to increase gas production capacity from 10.6 million cubic metres per day (370 mmscfd) at present to 15.6 million cubic metres per day (550 mmscfd), and also increase oil and condensate output by around 15,000 barrels per day bringing the total output to 140,000 barrels of oil equivalent per day.
This project is expected to increase production as from 2011, and will comply with the Federal Government’s “Flare Out” regulations, improve safety and extend the life of existing installations as well as enhancing oil recovery.
It will develop more than 280 million barrels of oil equivalent of proved and probable reserves. A second stage of the project is under evaluation in order to develop additional proved and probable reserves (about 230 Mboe) using these upgraded facilities.
The objective of the project is to contribute to meet the growth of domestic demand for gas in Nigeria in line with the Federal Government of Nigeria expectations, as well as to supply gas to Nigeria LNG.
In line with Total’s commitments, the upgrade project will contribute significantly to Nigeria’s local content policy — over 90% of the total man hours worked on the project will be performed locally.
OML58 upgrade project is situated in an area where the NNPC/TEPNG joint venture has already started using associated gas to provide continuous electricity to about 19 communities since 2005. The project will permit Total to reinforce its sustainable development policy towards local initiative programmes.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total E&P Nigeria
Total has been operating in Nigeria for more than 50 years. Developing the country’s deep offshore resources is one of the Group’s main growth drivers in Africa, with, in particular the deep offshore Akpo field in OML 130, which it operates. Akpo is scheduled to come on stream early 2009. Development studies are under way for the Egina discovery, also located in OML 130. Additionally the development of the offshore Usan field was launched early 2008 and should come on stream in 2011.
Total’s offshore operated production in Nigeria currently comes from the OML 99, 100 and 102 blocks as part of a joint venture with NNPC. The main fields are Amenam-Kpono, Ofon and Odudu area fields.
The Group’s onshore production comes from the OML 58 block, also operated by Total as part of the joint venture with NNPC. The main fields here are Obagi, for oil, and Ibewa, for gas.
In addition, Total has significant equity production in Nigeria from its interests in non-operated ventures, particularly the SPDC joint venture (10%) and SNEPCO (12.5%), which includes the Bonga field. Total also holds a 15% interest in NLNG, where annual LNG production capacity has risen to 21.9 million metric tons since Train 6 was brought on stream end 2007.
Total is committed to promoting local content in its activities, following the example of the Usan project, where approximately 60% of the man hours planned will be performed in Nigeria. The Group continues to develop the expertise of Nigerian companies in deep offshore project-related work. This is particularly the case in the Niger Delta region, from which more than half of Total’s Nigerian employees come and where the majority of the Group’s operations in the country are located.
Total, one of the largest oil majors in Africa, is active in terms of production in Algeria, Libya, Nigeria, Angola, the Republic of Congo, Gabon and Cameroon.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com